August 11, 2021

Ms. Anu Dubey

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

RE: Syntax ETF Trust – SEC File Nos. 333-215607 and 811-23227 (the “Registrant”)

Dear Ms. Dubey:

On behalf of the Registrant, we are submitting this letter (the “Response Letter”) to respond to the Staff’s comments received orally on June 15, 2021 and on August 6, 2021 (collectively, “Oral Comments”) regarding the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001398344-20-025157) filed under Rule 485(a)(2) of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, with the Securities and Exchange Commission (the “Commission”) on December 29, 2020, to register three new series of the Registrant designated as: the Syntax Stratified Europe and Asia Developed Markets ETF (“Europe & Asia ETF”), the Syntax Stratified Emerging Markets ETF (“Emerging Markets ETF”) and the Syntax Stratified 1000 ETF (“1000 ETF”) (each a “Fund” and collectively, the “Funds”). As further indicated in the Registrant’s below responses, please note that the Emerging Markets ETF will not be among the series included in the Registrant’s upcoming post-effective Registration Statement filing. This Response Letter contains responses to all of the Oral Comments for the Funds.

The Registrant’s responses to the comments are set forth below.

I.	Operational Comments:

1.	Comment: Please submit the relevant index white paper with respect to the Syntax Stratified Emerging Markets Index.

Response: As the methodology for the Syntax Stratified Emerging Markets Index has yet to be completed, the Emerging Markets ETF series and all accompanying disclosures have been removed from the Registration Statement. Accordingly, once the Syntax Stratified Emerging Markets Index has been finalized, the Registrant will submit the relevant index white paper and subsequently seek effectiveness for the Emerging Markets ETF through a future 485b Registration Statement filing.

2.	Comment: Please submit the white paper describing the Syntax Index Methodology.

Response: The Registrant notes that the above requested materials were supplied to the Staff in a previous correspondence dated June 16, 2017.

3.	Comment: Please include a copy of the Syntax Stratified Emerging Markets Index license agreement as an exhibit with the Funds’ upcoming post-effective Registration Statement filing.

Response: The Registrant will file the above requested license agreement as an exhibit along with a future post-effective Registration Statement filing in which the Emerging Markets ETF is an included series.

II.	Prospectus Comments Applicable to all Funds:

4.	Comment: Under “Principal Strategy”, in the first sentence of the third paragraph of Principal Strategy, please add the word “weighting” in front of the word “method.”

Response: The Registrant confirms that the disclosure has been revised accordingly in each instance.

5.	Comment: Under “Principal Strategy”, please include the index rebalancing dates alongside the index reconstitution dates.

Response: The Registrant confirms that the disclosure has been revised accordingly in each instance.

6.	Comment: Under “Principal Strategy”, in the fourth paragraph, please insert the phrase that the “Fund will concentrate to the extent that the Index concentrates”.

Response: The Registrant confirms that the disclosure has been revised accordingly in each instance.

7.	Comment: Under the “Principal Risks of Investing in the Fund” section, please either clarify how the “Seeding Risk” is relevant since this process takes place before the Fund is operational, otherwise this risk factor should be deleted.

Response: The Registrant confirms that the “Seeding Risk” disclosure has been deleted.

8.	Comment: With regard to the language at the end of the fourth paragraph of the Principal Strategy section, please either delete the last sentence or revise the last two sentences of this paragraph to clarify that the Fund may not hold more than 20% of its total assets in non-Index securities.

Response: The Registrant confirms that the disclosure has been revised accordingly in each instance.

III. Prospectus Comments Applicable to the Europe & Asia ETF:

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9.	Comment: Please disclose what the securities’ economic ties are to a European or Asian country, as applicable, or otherwise explain what criteria are used for classification to a particular country. In the alternative, since the Fund’s Index is based on the MSCI EAFE Index, please describe the applicable criteria.

Response: Since the Fund’s Index is based upon the MSCI EAFE Index, the country classifications for each security as determined for the MSCI EAFE Index also apply with respect to the same securities comprising the Fund’s Index. Accordingly, the Registrant confirms that the disclosure has been revised to reflect the underlying country classification methodology of the MSCI EAFE Index.

10.	Comment: Please describe the general criteria used to create the MSCI EAFE Index.

Response: The Registrant confirms that the disclosure has been revised in accordance with the above comment.

IV. Prospectus Comments Applicable to the Emerging Markets ETF:

11.	Comment: In the fourth sentence of the first paragraph under “Principal Strategy”, please explain the “economic activity” phrasing to specify whether this term refers to profits, revenue or some other measure. In this same sentence, please also delete the phrase “predominant part” and replace it with “50”.

Response: As is also the case with the Europe & Asia ETF in relation to the MSCI EAFE Index, the country classifications for securities comprising the Fund’s Index are the same as those determined for the MSCI Emerging Markets Index. Accordingly, the above referenced disclosure as well as that found in the second paragraph under “Principal Strategy” have been revised. These disclosure updates will be reflected in a future post-effective Registration Statement filing in which the Emerging Markets ETF is an included series.

V. Comments to Statement of Additional Information:

12.	Comment: Under the “Sub-Adviser” section found under “Management of the Trust”, please insert the Sub-Adviser’s fee.

Response: The Registrant confirms that the disclosure has been revised to describe the fee arrangement between the Adviser and Sub-Adviser, as well the total dollar amount of fees paid for the Registrant’s previous fiscal year.

13.	Comment: Under “Purchase and Redemption of Creation Units”, please revise the disclosure to clarify the conditions under which a redemption order may be rejected.

Response: In accordance with the correspondence by telephone on August 6, 2021, the above referenced disclosure has been left as is.

As always, we are grateful for your assistance regarding this Registration Statement.

Very truly yours,

/s/ Kathleen H. Moriarty, Esq.
Kathleen H. Moriarty, Esq.

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